Appointee

I/We, being holder(s) of common shares of Aya Gold & Silver Inc. (the “Corporation”), hereby appoint Benoit La Salle, President and Chief Executive Officer of the Corporation or, failing this person, Elias J. Elias, Chief Legal and Sustainability Officer and Corporate Secretary of the Corporation (the “Management Nominees”)

OR

_______________________________________________________________________________
To attend the meeting or to appoint someone to attend on your behalf, print that name here as my/our proxyholder with full power of substitution and to attend, act and vote on behalf of the holder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) on the matters set out below and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held on Friday, June 12, 2026 at 10:00 a.m. (Eastern Daylight Time), in-person only at 1320 Graham, suite 132, Town of Mount Royal, QC H3P 3C8 (the “Meeting”), and at any and all adjournments or postponements thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Please use a dark black pencil or pen.
1. Election of Directors

	FOR	AGAINST		FOR	AGAINST

1.Annie Torkia Lagacé			5. Ghislane Guedira

2.Benoit La Salle			6. John Burzynski

3.Krystal Ramsden			7. Yves Bonin

4. Eloïse Martin			8. Yves Grou

	FOR	WITHHOLD

2. Appointment of Auditors To appoint KPMG LLP as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.

	FOR	AGAINST

3. Advisory Resolution on Approach to Executive Compensation The adoption of an advisory non-binding resolution in respect of the Corporation’s approach to executive compensation.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please mark the applicable boxes below. Please note if you do not mark the appropriate box, you will not receive any documents from the Corporation. You may also go to the TSX website at https://services.tsxtrust.com/financialstatements and input code 0498a.

☐ Mark this box if you would like to receive interim financial statements and accompanying management discussion and analysis by mail.

☐ Mark this box if you would like to receive annual financial statements and accompanying management discussion and analysis by mail.

I/We hereby authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this proxy will be voted as recommended by management. .
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Signature(s) Date (DD/MM/YYYY)

Please sign exactly as your name(s) appear on this VIF. Please see reverse for instructions. All VIFs must be received by 10:00 a.m. (Eastern Daylight Time) on June 10, 2026.

Voting Instruction Form (VIF) – Annual General Meeting of Shareholders of Aya Gold & Silver Inc. to be held on June 12, 2026 (the “Meeting”)

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the Information Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the Information Circular and other proxy materials provided by Management.

All VIFs must be received by 10:00 a.m. (Eastern Daylight Time) on June 10, 2026.
How to Vote

INTERNET •Go to www.meeting-vote.com •Cast your vote online •View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352, an agent will help you vote online.
To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this proxy.

To vote using your smartphone, please scan this QR Code:

MAIL, FAX OR EMAIL
•Complete and return your signed and dated proxy in the envelope provided or send to:

TSX Trust Company
P.O. Box 721
Agincourt, Ontario M1S 0A1
•You may alternatively fax your signed and dated proxy to 416-607-7964 or scan and email to proxyvote@tmx.com.